Exhibit 1


                                                                October 27, 2000

                MERRIMAC COMPLETES $4.6 MILLION PRIVATE PLACEMENT

West Caldwell, NJ (October 27, 2000) .... Merrimac Industries, Inc. (AMEX: MRM),
a leader in the design and manufacture of RF Microwave components, assemblies and Micro-Multifunction Modules (MMFMTM), announced today that it has closed a private placement of common shares and warrants for aggregate cash proceeds of $4.6 million. The Company issued to the investors 360,000 units at a price of $12.80 per unit, each unit consisting of a share of common stock and a three-year, non-redeemable detachable warrant to purchase an additional share of common stock exercisable at a price of $21.25.

According to the announcement by Merrimac Chairman and CEO Mason N. Carter, the funds will be used for working capital and to finance the continued growth of operations resulting from the increased demand for telecommunications components.

The investors included Adam Smith Investment Partners, L.P., a New York-based investment firm and certain of its affiliates, Ericsson Microelectronics A.B. and three members of the Board of Directors of Merrimac Industries, Inc.

Orin Hirschman, a principal of Adam Smith, stated, "Mason Carter and the new management team have done a solid job growing Merrimac's military business and moving the company into commercial segments. Merrimac's success with its proprietary Multi-Mix(TM) packaging technology has resulted in components, assemblies and multifunction modules for wireless infrastructure solutions. We are especially excited about investing in Merrimac alongside Ericsson, which is quickly emerging as the worldwide leader in providing high speed 3G wireless infrastructure products."

Carter stated, "Developing strategic partnerships is a top priority for Merrimac. We are pleased to work with Adam Smith and build a relationship with an investment firm that specializes in emerging technology companies. Their technology-related experience is an important advantage to Merrimac as we continue to grow our markets."

Carter added, "The additional equity purchased by Ericsson is a further indication of the confidence in Multi-Mix(TM) Microtechnology as an enabling technology with broad application. Our growing partnership is leading to creative wireless infrastructure solutions." Carter also noted: "The purchase by certain members of our Board of Directors is another indication of the confidence and commitment in our strategy and ability to execute."





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About Merrimac

Merrimac Industries, Inc. is a leader in the design and manufacture of RF Microwave components, assemblies and Micro-Multifunction Modules (MMFM(TM)) serving the wireless telecommunications industry worldwide with enabling technologies for critical commercial applications. Merrimac is focused on providing Total Integrated Packaging Solutions(TM) with Multi-Mix(TM) Microtechnology, a leading edge competency providing value to our customers through miniaturization and integration. The Multi-Mix(TM) process for microwave, multilayer integrated circuits and MMFM(TM) is a patented method developed at Merrimac Industries based on fluoropolymer composite substrates. The fusion bonding of multilayer structures provides a homogenous dielectric medium for superior electrical performance at microwave frequencies. The bonded layers may incorporate embedded semiconductor devices, MMICs, etched resistors, passive circuit elements and plated-through via holes to form a 3-D subsystem enclosure that requires no further packaging. The Multi-Mix(TM) Microtechnology Group is ISO 9001 certified.

Merrimac Industries, Inc. and its subsidiary Filtran Microcircuits Inc., with locations in West Caldwell, NJ, San Jose, Costa Rica, and Ottawa, Ontario, Canada, have approximately 240 co-workers in the design and manufacture of signal processing components, gold plating of high-frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro-circuitry, MMFM(TM) and subsystems. Merrimac (MRM) is listed on the American Stock Exchange.

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com .




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